W. Ron Hinson Comptroller and Chief Accounting Officer	Southern Company Bin 10137 241 Ralph McGill Boulevard NE Atlanta, GA 30308-3374 Tel 404.506.6641 Fax 404.506.4310 wrhinson@southernco.com

VIA EDGAR

July 8, 2009

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attention:	Mr. Andrew Mew, Accounting Branch Chief
Division of Corporation Finance

RE:	The Southern Company
Alabama Power Company
Georgia Power Company
Gulf Power Company
Mississippi Power Company
Southern Power Company
Forms 10-K for the year ended December 31, 2008
Filed February 29, 2009
File Nos. 1-03526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553

Dear Mr. Mew:

The Southern Company, a Delaware Corporation (“Southern Company” or the “Company”), submits herewith its response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. W. Ron Hinson of Southern Company, dated June 24, 2009.

Set forth below are the responses of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.  For convenience of reference, the Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the June 24, 2009 comment letter, and is followed by the response of the Company and or companies, as applicable. All page references are to the pages of the 2008 combined Form 10-K and to the first quarter March 31, 2009 combined Form 10-Q filed by the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company.

Securities and Exchange Commission

July 8, 2009

Form 10-K for the year ended December 31, 2008

2. Retirement Benefits. page II-67

SEC COMMENT

1.

We note your response to comment 5 of our letter dated May 29, 2009. Please provide to us your historical returns for the trusts by asset classes for the 10, 15 and 20 year periods ended December 31, 2008. In this regard, a longer period of historical returns may be more indicative of a market cycle. To the extent your historical returns significantly fall below your expected return of 8.50% then explain in detail how you could have reasonably concluded such an expected return was appropriate to use as of December 31, 2008. We may have further comment.

RESPONSE:

The Southern Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, and Mississippi Power Company

Per the staff’s request, detailed below are the historical returns on our qualified pension plan assets to the extent that the information is available. As seen from the information below, on a total portfolio basis, the trust’s long-term performance is consistent with our assumed long-term rate of return. We have presented data for not only the periods ended December 31, 2008 but also for the periods ended September 30, 2008, highlighting the difference in the returns caused by the exceptional collapse in the financial markets occurring in the fourth quarter of 2008. Even when this unique period is included (see data for periods ended December 31, 2008), the average return over 20 years and since inception support our assumed long-term rate of return of 8.50%. Ignoring this period (see data for periods ended September 30, 2008), the average return over the last 15 years is also in line with our assumption.

For the period ended December 31, 2008:

Investment Categories	Composite Date Inception*	Returns - Inception to Dec. 31, 2008	20-year Returns	15-year Returns	10-year Returns
Domestic equity	July 1985	9.16%	8.36%	5.81%	0.10%
International equity	October 1991	6.62	**	4.86	4.76
Fixed income	April 1995	5.53	**	**	4.23
Real estate	October 1991	9.82	**	10.39	9.53
Private equity	February 1995	14.44	**	**	11.10
Total portfolio	July 1985	9.44	8.87	6.93	4.14

Securities and Exchange Commission

July 8, 2009

For the period ended September 30, 2008:

	Composite Date Inception*	Returns - Inception to Sept. 30, 2008	20-year Returns	15-year Returns	10-year Returns
Domestic equity	July 1985	10.50%	9.89%	7.85%	4.60%
International equity	October 1991	8.03	**	7.31	8.37
Fixed income	April 1995	5.49	**	**	4.28
Real estate	October 1991	11.08	**	11.83	11.08
Private equity	February 1995	15.20	**	**	12.21
Total portfolio	July 1985	10.37	9.91	8.42	7.05

* “Composite date inception” refers to the first month in which a return for the specified asset class was calculated and is therefore available.

** Information is not available by asset class for periods prior to the composite date inception.

As our prior responses indicated, we believe that historical performance is an important consideration in evaluating the reasonableness of the assumed long-term rate of return; however, historical returns alone are not the best estimates of future performance. Accordingly, we established our long-term rate of return assumption relying to a large degree on sophisticated modeling of the trust’s anticipated return over the significant period of time (30+ years) in which benefits will be paid. This takes into account both the trust’s current asset allocation (which is in part a function of past experience) and long-term capital market assumptions determined for the measurement date (which take into account past and future return expectations).

We believe our approach to setting the long-term rate of return assumption is entirely consistent with the requirements of paragraph 43 of FASB Statement No. 87 to use the best estimate for each individual assumption. In our view, our approach has given “appropriate consideration to returns being earned by the plan assets” (emphasis added) balanced with consideration of the “rates of return expected to be available” pursuant to paragraph 45 of FASB Statement No. 87.

Southern Power Company

Not applicable.

* * * * * * * * * * * * *

In connection with our response, each of the Company, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Southern Power Company acknowledge that:

Securities and Exchange Commission

July 8, 2009

(1) It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (404) 506-6641 or to Jan Hodnett, Accounting Director and Assistant Comptroller, at (404) 506-6709.

Sincerely,

/s/ W. Ron Hinson

W. Ron Hinson

Chief Accounting Officer

The Southern Company